

July 24, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Klaus Heinemann, Chief Executive Officer
AerCap Holdings N.V.
Evert van de Beekstraat 312
1118 CX Schiphol Airport
The Netherlands
+31 20 655 9655

Re: AerCap Holdings N.V.
         Annual Report on Form 20-F for the FYE December 31, 2007
         Filed on March 21, 2008
         File No. 1-33159

Dear Mr. Heinemann:

        We have limited our review of your filing to those issues we have addressed in our comments. In future filings, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Officer Compensation, page 83

1. Provide a brief description of the company's bonus plan and the basis upon which such persons participate in the plan. Please tell us why you have not filed the personal target agreements as exhibits pursuant to Instruction 4(b) to Exhibits to Form 20-F.

2. Disclose separately the total amounts set aside or accrued by the company to provide pension, retirement or similar benefits, if applicable.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, contact me at (202) 551-3767.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal